This Consulting Agreement ("Agreement") is entered into this 1st day of October 1998 (the "Effective Date"), by and between SGI International, a Utah corporation ("SGI") and ________________ ("Consultant").

1. Performance by Consultant. Consultant agrees to provide consulting services (the "Services") relating to strategic planning, negotiation and other services as requested by the Company. The Services shall also include, but not be limited to, advice, assistance, and information supplied by Consultant, or developed with the use of any of Consultant's information, equipment, personnel, goods or facilities.

2. Payment for Services.

a. Consulting Fee. SGI agrees to pay Consultant for the Services in an amount described on Exhibit A attached hereto.

b. Additional Compensation. SGI International may also issue warrants to Consultant in an amount determined by its Board of Directors.

3. Personal Service Contract. SGI and Consultant agree that the Services will be performed personally by Consultant. If the services are not performed by Consultant, then SGI has the right to terminate this Agreement immediately.

4. Obligations of SGI. SGI agrees to make available to Consultant, upon reasonable notice, computer programs, data, and any documentation required by Consultant to complete the Services.

5. Term. This Agreement shall be effective and shall continue for a period for one year. Absent termination in writing by either party within a thirty day period prior to the end of each one year term, the Agreement shall continue for one additional one year term.

6. Ownership. Consultant agrees that SGI is the owner of all right, title and interest in proprietary information and data (the "Proprietary Information"), including but not limited to that relating to the processing of oil, resid and other carbonaceous material and oil materials, and to the drying, cleaning and other processing of coal, bitumen, crude as well as any developments or improvement related thereto, and as well as any related process control technology, computational techniques or related trade secrets or intellectual property. SGI shall also own all other technical and confidential information and related material used by, developed for, or paid for, by it in connection with the performance of any Services provided by Consultant before or after the date set forth above.

7. Confidentially and Disclosure.

a. Disclosure. Consultant desires to have the Proprietary Information disclosed to him to enable him to render the Services to SGI. SGI is prepared to make such Proprietary Information as it deems necessary available to Consultant for the aforesaid purpose on the following understanding:

For the purpose of the Agreement:

The term "Proprietary Information" shall not include any information which:

(i) is "publicly available" information. The phrase "publicly available" information shall mean readily accessible to the public in written publication, and shall not include information which is only available by a substantial searching of the published literature, and information the substance of which must be pieced together from a number of different publications and sources;

(ii) is known to Consultant from sources other than SGI or its Affiliates prior to the receipt of the same hereunder from SGI or its Affiliates;

(iii) is received by Consultant without restriction on disclosure from a third party who is legally in possession of such information and has a right to reveal the same to Consultant.

(iv) "Affiliate(s)" of SGI shall mean any person or entity directly or indirectly controlling, controlled by or under common control with SGI.

Notwithstanding anything herein to the contrary in this Agreement, Consultant shall have the right to use general skills and capabilities developed as a result of his performance of Services for his own benefit or the benefit of others subject to the obligation of Consultant set forth hereinafter.

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b. Confidentiality. Consultant agrees to hold the Proprietary Information in confidence and not to reproduce or disclose it to others nor to use it except as herein authorized in writing or as may later be authorized in writing by SGI.

c. Usage. Both parties agree that the Consultant may use such Proprietary Information in connection with, but only in connection with, providing Services to SGI.

8. Termination. This Agreement shall be effective on the Effective Date and continue in full force and effect until terminated in writing by either party during a thirty (30) day period prior to the end of the term of the Agreement.

9. Independent Contractor. Consultant is and at all times during the term of this Agreement shall be an independent contractor providing professional consulting services to SGI. Nothing contained in this Agreement shall be construed to create a relationship of principal and agent, employer and employee, servant and master, partnership or joint venture between the parties. Consultant shall have no power to commit or bind SGI in any manner whatsoever.

10. Limitation of Liability. In no event shall either of the parties hereto be liable to the other for the payment of any consequential, indirect, or special damages, including lost profits.

11. Notices. Any and all notices and other communications hereunder shall be in writing and shall be deemed to have been duly given or received when delivered personally or forty-eight (48) hours after being mailed, via first class, postage prepaid, to the addresses set forth immediately below of the parties hereto or to such other addresses as either of the parties hereto from time to time designate in writing to the other party.

SGI: SGI International
1200 Prospect, Suite 325
La Jolla, California 90037
Attn: Joseph A. Savoca

Consultant:



12. Applicable Law. The provisions of this Agreement shall be construed and enforced in accordance with the laws of the State of California.

13. Entire Agreement and Amendments. This Agreement constitutes the entire understanding and agreement between the parties relating to the subject matter hereof and supersedes any prior written or oral understanding or agreement between the parties relating to the subject matter hereof. This Agreement shall not be amended, altered, or supplemented in any way except by an instrument in writing, signed by the duly authorized representative of the parties, that expressly references this Agreement.

14. Waivers. The failure or delay of either party to exercise or enforce at any time any of the provisions of this Agreement shall not constitute or be deemed a waiver of that party's right thereafter to enforce each and every provision of the Agreement and shall not otherwise affect the validity of this Agreement.

15. Severability. If any provision of this Agreement is finally determined to be contrary to, prohibited by, or invalid under applicable laws or regulations, such provision shall become inapplicable and shall be deemed omitted from this Agreement. Such determination shall not, however, in any way invalidate the remaining provisions of this Agreement.

IN WITNESS WHEREOF, the parties have executed this Agreement on the day and in the year first above written.

SGI Consultant


SGI International
a Utah Corporation


By: /s/ Joseph A. Savoca                 By:
--------------------------                   ----------------------------
Joseph A. Savoca

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